Suite 3120- 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 5- 2010

MARCH 1, 2010
FOR IMMEDIATE RELEASE

AURIZON REPORTS MINERAL RESERVE RENEWAL AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report a renewal in mineral reserves and an updated mineral resource estimate for its Casa Berardi mine, located in north western Quebec, Canada.  Mineral reserves and resources as of December 31, 2009, are summarized below:

CASA BERARDI MINE MINERAL RESERVES AND RESOURCES SUMMARY(1) as at December 31,
	2009			2008
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold ounces	Gain (loss) ounces
Mineral Reserves
Proven and Probable Mineral Reserves
Underground	3,798,000	7.6	929,000	3,201,000	8.5	875,000	54,000
Open pit	635,000	4.0	81,000	635,000	4.0	81,000	0
Total Mineral Reserves	4,433,000	7.1	1,010,000	3,836,000	7.8	956,000	54,000
Mineral Resources
Measured Mineral Resources	789,000	5.3	134,000	728,000	5.4	126,000	8,000
Indicated Mineral Resources	4,289,000	5.6	778,000	4,234,000	6.0	810,000	(32,000)
Total Measured & Indicated Resources	5,078,000	5.6	912,000	4,962,000	5.9	936,000	(24,000)
Inferred Mineral Resources	4,487,000	6.6	958,000	4,339,000	6.6	920,000	38,000

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral reserves and resources estimates have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Mineral resources are exclusive of mineral reserves.

Mineral reserves and mineral resources for 2009 were calculated using a gold price of US$825 per ounce.

“For the third consecutive year, Casa Berardi has successfully renewed mineral reserves through the conversion of mineral resources.” said David Hall, President and CEO. “As previously announced in recent press releases, the extensive drill program, initiated in the second half of 2009, is producing encouraging results and we anticipate a significant upgrade in the quality of our mineral resources plus a positive impact on our mineral reserves at the end of the current year.”

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

Casa Berardi Mine

The Casa Berardi gold deposits are located along a five kilometre east-west mineralized corridor.  They include the East and West mines, and the Principal Zone.  The Casa Berardi gold deposits can be classified as an Archean sedimentary-hosted lode gold deposit.  The gold mineralization is superimposed on a continuous graphitic mudrock unit corresponding to the Casa Berardi Fault plane.  Gold occurs mainly south of the Casa Berardi Fault, and sometimes on both sides of the fault.

The mine has produced 1.2 million recovered gold ounces since commencing production in 1986, including 495,300 recovered ounces since Aurizon recommenced production in December 2006.

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) were commissioned by Aurizon to prepare updated mineral reserve and mineral resource estimates on the different zones of the property.

CASA BERARDI MINE MINERAL RESERVE ESTIMATE As at December 31,
	2009			2008
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Lower Inter (LI)	965,000	8.6	266,100	-	-	-
North West (NW)	62,000	5.6	11,200	83,000	5.4	14,400
113	893,000	7.7	222,000	709,000	8.7	199,200
115	156,000	11.3	56,400	-	-	-
East mine - Open Pit	407,000	4.2	54,400	407,000	4.2	54,400
East mine - Underground	88,000	6.3	17,800	88,000	6.3	17,800
Total Proven Reserves	2,571,000	7.6	627,800	1,287,000	6.9	285,900

Lower Inter (LI)	32,000	10.2	10,500	953,000	8.9	273,000
South West (SW)	72,000	4.6	10,700	72,000	4.6	10,700
109	68,000	5.4	11,700	68,000	5.4	11,700
111	37,000	5.4	6,400	37,000	5.4	6,400
113	535,000	8.2	141,200	993,000	9.4	298,400
115	2,000	4.1	300	30,000	11.8	11,400
117S	19,000	7.0	4,300	19,000	7.0	4,300
118	767,000	6.0	148,400	-	-	-
East Mine - Open Pit	228,000	3.7	26,800	228,000	3.7	26,800
East Mine - Underground	63,000	8.2	16,500	63,000	8.2	16,500
Low-Grade Development	40,000	3.9	5,000	87,000	3.9	10,900
Total Probable Reserves	1,862,000	6.4	382,000	2,550,000	8.2	670,100
Total Proven and Probable Reserves	4,433,000	7.1	1,010,000	3,836,000	7.8	956,000

Notes:

1.

CIM definitions were followed for Mineral Reserves.

2.

Mineral Reserves are estimated at a cut-off grade of 3.9 g/t Au for underground, and 1.2 g/t Au for open pit.

3.

Mineral Reserves are estimated using an average long-term gold price of US$825 per ounce and a US$/C$ exchange rate of 1:1.09.

4.

A minimum mining width of three metres was used.

5.

Totals may not represent the sum of the parts due to rounding.

6.

See Appendix A for additional technical parameters.

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

Proven and Probable Mineral Reserves have increased as a result of:

▪

At the West Mine, the 2009 mine production in Zones 113, Lower Inter and North West have been offset by the gain in mineral reserves from Zones 115, 118 and Lower Inter.

▪

A 9% decrease in grade is a result of the addition of lower grade ore from the Zone 113, 118 and Lower Inter and a decrease in the cut-off grade, due to higher gold prices.

▪

Mineral reserves are estimated using an average long-term gold price of US$825 per ounce, compared to US$750 per ounce in 2008, and a US$/C$ exchange of 1:1.09.  A minimum cut off grade of 3.9 grams of gold per tonne was used, based on long term operating costs and gold prices, for the underground zones; and 1.2 grams of gold per tonne for the open pit.  In 2008, the minimum cut off grade was 4.4 grams of gold per tonne.

▪

As the mining industry is currently experiencing gold prices that are higher than US$825 per ounce, the operations periodically mine ore that is not included in mineral reserves as the grades are lower than the minimum cut-off grades.

Reconciliation of Casa Berardi Mineral Reserves

Reconciliations of the mineral reserve estimates to the 2009 mill production return 105% for the tonnage, 97% for the grade and 101% for the ounces.

Changes of Casa Berardi Mineral Reserves

Gain (Loss) in mineral reserves in 2009:

	Tonnes	Gold ounces
Mineral Reserves - December 31, 2008	3,836,000	956,000
Resource conversion (1)	1,078,000	200,000
Mining depletion (2)	(633,000)	(165,000)
Mining Costs (3)	152,000	19,000
Mineral Reserves - December 31, 2009	4,433,000	1,010,000

(1)

Resource conversion resulted in the addition of 200,000 ounces to mineral reserves.

(2)

Mining depletion represents mineral reserves mined and processed in 2009 before milling recoveries and excludes 7,000 ounces mined outside of the reserves established at the beginning of the year and, therefore, does not correspond to the actual 2009 gold production of 159,261 ounces.

(3)

Mining costs represent an adjustment to the cut-off grade due to an increase in the three year moving average gold price and stable operating costs.

Mine Plan for Mineral Reserves

•

The mine plan for the current mineral reserves totals 4.4 million tonnes of ore, grading 7.09 grams of gold per tonne, to be mined over six years (2010 to 2016) from the 113 Zone, Lower Inter Zone, 118 Zone and six smaller West Mine zones, as well as the open pit and underground production from the East Mine.

•

Development was compiled by zone, measured from mine plans, and scheduled monthly for 2010, and quarterly thereafter.  Development requirements average 25 metres per day for the next three years, and then decline rapidly, as most accesses and infrastructure will be completed.

•

Production was compiled by stope, and scheduled quarterly by zone.  The majority of the production tonnage will come from the 113, Lower Inter and the 118 Zones, together making up 72% of underground reserves.

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

CASA BERARDI MINE MINERAL RESOURCE ESTIMATES As at December 31,
	2009			2008
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Lower Inter	98,000	5.1	16,000	-	-	-
113	155,000	8.1	40,000	160,000	7.9	41,000
North West	9,000	5.0	1,000	42,000	6.5	9,000
East Mine - Open Pit	311,000	3.1	31,000	310,000	3.1	31,000
East Mine Underground	216,000	6.6	46,000	216,000	6.6	46,000
Total Measured Resources	789,000	5.3	134,000	728,000	5.4	126,000
Indicated Mineral Resources
Lower Inter	3,000	5.3	1,000	122,000	6.0	24,000
South West	300,000	4.7	45,000	300,000	4.7	45,000
Inter	124,000	4.4	18,000	124,000	4.4	18,000
111	52,000	5.2	9,000	52,000	5.2	9,000
113	60,000	4.9	9,000	182,000	5.2	31,000
113(S4)	245,000	5.5	43,000	-	-	-
115	-	-	-	112,000	14.7	53,000
118	265,000	6.0	51,000	230,000	7.0	52,000
Principal Crown Pillar	1,785,000	6.2	355,000	1,785,000	6.2	355,000
Principal Underground	837,000	6.4	172,000	837,000	6.4	172,000
East Mine - Open Pit	404,000	2.7	34,000	399,000	2.6	34,000
East Mine Underground	90,000	6.3	18,000	90,000	6.3	18,000
152	125,000	5.8	23,000	-	-	-
Total Indicated Resources	4,289,000	5.6	778,000	4,234,000	6.0	810,000
Total Measured & Indicated Resources	5,078,000	5.6	912,000	4,962,000	5.9	936,000
Inferred Mineral Resources
Lower Inter	-	-	-	43,000	5.6	8,000
104	115,000	6.6	25,000	115,000	6.6	25,000
113(S4)	15,000	5.8	3,000	-	-	-
118	1,018,000	6.8	222,000	854,000	6.6	183,000
123S	714,000	9.4	216,000	714,000	9.4	216,000
Principal crown pillar	841,000	6.0	162,000	841,000	6.0	162,000
Principal underground	836,000	6.0	161,000	836,000	6.0	161,000
East Mine - Open Pit	310,000	3.0	30,000	310,000	3.0	30,000
East Mine Underground	156,000	9.1	46,000	156,000	9.1	46,000
152	13,000	8.2	4,000	-	-	-
East Mine Cherty	225,000	6.8	49,000	225,000	6.8	49,000
East Mine Zone 160	243,000	5.4	42,000	243,000	5.4	42,000
Total Inferred Resources	4,487,000	6.6	958,000	4,339,000	6.6	920,000

Notes:

1.

CIM definitions were followed for Mineral Resources.

2.

Mineral Resources are estimated at cut-off grades of:

•

4 g/t Au for West Mine, Principal Mine and East Mine.

•

3 g/t Au for South West, Inter and 104 zones in the West Mine.  Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.

•

1.30 g/t Au for the East Mine - Open Pit (Geostat, 2008).

3.

Mineral Resources are estimated using an average long-term gold price of US$825 per ounce, and a US$/C$ exchange rate of 1:1.09.

4.

Minimum mining widths of two to three metres were used.

5.

Mineral Resources are exclusive of Mineral Reserves.

6.

Totals may not represent the sum of the parts due to rounding.

7.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

8.

See Appendix B for additional technical parameters.

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

Comparison with 2008 Mineral Resources

The main variance in the mineral resource estimates between 2009 and 2008 are as follows:

•

Geological re-interpretation of mineralized zones after drilling programs (Zone 113, 115, 118 and Lower Inter).

•

Geological interpretation and 3D block model of two new mineralized zones (Zones 113 (S4) and 152 (East Mine)).

•

Conversion of inferred into indicated; or of indicated into measured.

•

Conversion of mineral resources into mineral reserves.

•

Conversion of mineral resources to mineral reserves after completion of economic mining plan for Zones 115 and 118.

•

Mining depletion (Zones 113, North West, Lower Inter).

Outlook

Aurizon intends to utilize its strong cash flow to upgrade mineral resources to mineral reserves in order to extend and optimize the current mine plan.

In 2010, Aurizon also intends to update the mineral resources following an aggressive diamond drilling program and to complete a prefeasibility study to assess the relative risks and opportunities of mining the Principal Zone crown pillar by open pit.

The 810 metre level exploration drift will be extended in early 2010 to provide new access to drill the 113(deep), 113(S4), 118 and 123 Zones. Later this year, the 550 metre level exploration track drift will be extended by 600 metres to provide a drilling platform to verify the continuity between the Principal zones, and the118, 120 and 123 Zones.

A surface exploration drilling program at both the East and West Mine is evaluating the extension of existing zones and testing new interpolated targets.

Quality control

Mineral resource estimates, implementation and the quality control program are supervised by Sylvain Picard P. Eng., Principal Mine Geologist for Casa Berardi, a “qualified person” as defined by the National Instrument 43-101.

Mineral resource and reserve estimates were prepared by Scott Wilson RPA, under the supervision of Bernard Salmon, Ing, a “qualified person” as defined by National Instrument 43-101.

Information of a technical and scientific nature in the press release has been prepared under the supervision of Christian Bourcier, P. Eng., Mine Manager for Casa Berardi, a “qualified person” as defined by the National Instrument 43-101.

Additional Information

One sketch is attached showing the mineral reserve and resource outlines at the Casa Berardi Gold Mine.  Two appendices attached to this release detail the technical parameters used for the mineral reserve estimates (Appendix A) and the mineral resource estimates (Appendix B).  All other information previously released on Casa Berardi is also available on the Aurizon website at www.aurizon.com.

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

Forward Looking Information

This news release contains forward-looking information which is based on certain assumptions and subject to risks and uncertainties described under “Forward Looking Information”, below.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
Or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements and Information

This News Release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”), specifically, statements regarding the 2009 Casa Berardi mine plan, estimates of gold production, grade and long-term average gold prices, mineral reserve and mineral resource estimates, planned work programs, strategic plans and expected outcomes.  Forward-looking information expresses the Company's plans, estimates, forecasts, expectations or beliefs as at the date of this News Release, as to future events or results and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this information.  Forward-looking information is based on certain assumptions including those referred to in this news release and the Appendices attached, and is subject to risks and uncertainties.  As such there can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated or implied by such information.  Risks and uncertainties that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking information include but are not limited to the risk that assumptions underlying mineral resources and mineral resources estimates, production forecasts, and capital or operating cost estimates, including but not limited to future gold prices, cut-off grades, costs of labour and equipment, and project parameters, may prove to be inaccurate or may change as plans continue to be refined and that further planned work programs and strategies will change to reflect results of drilling and other development programs.  The reliability of forward looking information is also subject to more general risks and uncertainties inherent in development and mining operations as more fully described in Aurizon's Annual Information Form and in Aurizon’s Annual Report on Form 40-F. These documents are available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/.

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

APPENDIX A

Technical Parameters - Mineral Reserve Estimate

The technical parameters for the mineral reserve estimate are as follows:

•

Mineral reserve estimations were based on 3D block models for all zones except the South West Zone; the few remaining zones that were estimated using 2D polygonal methods are not included in mineral reserves.

•

For the underground operation, the selected mining method is usually Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

•

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor.  Dilution quantities were estimated for each stope, including hanging wall/footwall sloughage, and backfill dilution, where applicable.  As a result, the dilution averages 21%.

•

Extraction was estimated at 90% for primary stopes, and 95% for secondary stopes.

•

A minimum cut off grade of 3.9 grams of gold per tonne was used based on long term operating cost and gold prices for most of the underground zones in the West Mine.  For the East Mine crown pillar, a minimum cut off grade of 1.2 grams of gold per tonne was used based on long term operating costs and gold prices.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density varies from 2.70 tonne per cubic metre (e.g. Zone 113) to 2.90 tonne per cubic metre (e.g. Principal Zones).  A bulk density of 2.77 tonne per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

Mineral reserves are estimated using an average long-term gold price of US$825 per ounce and a US$/C$ exchange rate of 1:1.09.

•

Minimum underground mining widths of three metres were used.

•

West Mine mineral reserves are based on new information acquired from the definition drilling completed in 2009. Information from the definition drilling is being used to outline the precise ore stope dimensions.  Footwall drifts, which are set 20 metres apart, are being used as the collar locations of the current drill program.

•

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  Open pit optimization and detailed design were updated in 2008.  A dilution factor of 20% was applied to open pit mineralization within the pit design, and above the 1.2 grams of gold per tonne cut-off grade.  It is anticipated that the East mine crown pillar open pit will have a depth of 80 metres.  The zone is covered by 18 metres of silt and clay overburden.  Stripping ratio is estimated at 17:1.

•

The East Mine underground reserves are based on a plan to re-establish access to old workings, and mine pillars and levels left behind during previous operations.  Stope sizes are not standardized.  Mining methods include longhole stoping where access can be attained for both top and bottom cuts, and cut and fill methods where only undercuts are accessible.

Aurizon Mines Ltd. - News Release
Aurizon Reports Mineral Reserve Renewal and Mineral Resource Update for Casa Berardi Mine

March 1, 2010

Appendix B

Technical Parameters - Mineral Resource Estimate

The technical parameters for the mineral resource estimate are as follows:

•

Except for the Inter and South-West zones, which are 2D polygonal estimates, and for the East Mine Crown Pillar, the resource estimates of the different mineralized zones at Casa Berardi since October 2005 have been calculated by the use of block modeling grade interpolation by Scott Wilson RPA, assisted by mine staff.

•

Mineral resources are estimated using an average long-term gold price of US$825 per ounce, and a US$/C$ exchange of 1:1.09.

•

Grade estimation was usually carried out from 3D block solids. Drill holes as well as development samples were used for grade interpolation.  Smaller zones were estimated previously by Aurizon, using 2D polygonal on longitudinal sections and have been reviewed by Scott Wilson RPA.

•

Different minimum cut off grades were used as follows:

▪

4.0 grams of gold per tonne was used based on long term operating cost and gold prices for most of the underground zones in the West Mine, for the Principal Zone and the underground East Mine.

▪

4.3 grams of gold per tonne was historically used for the Cherty and 160E Zones.

▪

3.0 grams of gold per tonne was used for small zones previously estimated by 2D polygons on longitudinal sections.

▪

1.3 grams of gold per tonne was used based on long term operating cost and gold prices for most the open pit crown pillar at the East Mine.

▪

0.8 grams of gold per tonne was used based on long term operating costs and gold prices for the crown pillar at the Principal Mine.

•

A total of 25 mineralized zones have been modeled at the Principal Zone.  As the mineralized system extends towards the overburden-rock interface and the mineralized zones are close enough to each other to envisage open pit mining, the zones were modeled by using a 1.0 grams of gold per tonne threshold.  The current block size is 1.25 metres north-south by 2.5 metres east-west by 5.0 metres vertical.  The Principal Zone is covered by approximately 45 metres of overburden, which is composed of a thin layer of peat and thicker horizons of silt and glacial till.  The host rock is of volcanic and sedimentary origin.

•

Overall pit slopes of 24º and 55º were used for the overburden and host rock, respectively.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density varies from 2.70 tonne per cubic metre (e.g. Zone 113) to 2.90 tonne per cubic metre (e.g. Principal Zones).  A bulk density of 2.77 tonne per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

Minimum underground mining widths of two to three metres.